Mail Stop 4561

December 27, 2006

By U.S. Mail and facsimile to: (212) 450-3340

Mr. Richard J. Johnson
Chief Financial Officer
The PNC Financial Services Group, Inc.
249 Fifth Avenue
Pittsburgh, PA 15222-2707

> **Re: The PNC Financial Services Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 1, 2006**
> **File No. 333-139050**

Dear Mr. Johnson:

    We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with Mercantile's Board books prepared in connection with this transaction and a description of any other material presentations that may have been made to the Board that influenced their decision to recommend this transaction to shareholders.

2. We note that you have not filed the opinions in connection with this transaction; please file all exhibits, including the opinions, with your next amendment. All exhibits are subject to the staff's review and we will need time to conduct such review.

3. Please confirm that Mercantile did not provide financial projections to PNC.

4. To the extent possible, please complete all tables which currently contain missing information or explain why these numbers can not be provided at this time.

5. As contemplated by Item 9 of Form S-4, please furnish the information required by Item 510 of Regulation S-K pertaining to the Commission's position on indemnification.

Facing Page to Registration Statement

6. In the registration fee table, please list each class of security separately.

Cover Page

7. Please give the name and amount of each security being offered.

Summary, page 3

8. The first sentence should state that the summary highlights "material," not selected information. Please revise.

Risk Factors, page 14

9. Please consider including a risk factor that discusses how the rights of shareholders of Mercantile will change after they become shareholders of PNC. A brief description of the risk with a reference to the section which discusses the specific differences between the charters will suffice.

The Merger: Background of the Merger, page 19

10. Please disclose who initiated the discussion leading to this transaction.

Sandler O'Neill Relationship, page 32

>   11. Please disclose the amounts PNC and Mercantile have paid Sandler O'Neill in the last two years.

Mercantile's Directors and Officers Have Financial Interests in the Merger, page 35

>   12. To the extent possible, please quantify these interests.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

  We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

  Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3698 with any other questions.

               Sincerely,

               Mark Webb
               Legal Branch Chief

   cc: George R. Bason, Esq.
      John H. Butler, Esq.
      Davis Polk & Wardwell
      450 Lexington Avenue
      New York, NY 10017